Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com



28 January 2003

03003811

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters
Assistant Company Secretary

PROCESSED

MAR 0 3 2003

THOMSON
FINANCIAL

Registered in England No. 4134697 Registered Office: as above

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 27 January 2003, the Capital Group Companies, Inc. and its affiliates notified the Australian Stock Exchange that as at 24 January 2003, they held 71,364,348 shares in Brambles Industries Limited, which is 7.38% of its issued ordinary share capital.

28 January 2003

Contact: Sandra Walters, Assistant Company Secretary
             Tel 020 7659 6039

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

   Brambles Industries plc

2) Name of shareholder having a major interest

   Franklin Resources, Inc. and its affiliates

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   On behalf of clients of Franklin Resources, Inc. and its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   See list appended

5) Number of shares/amount of stock acquired

   Not advised

6) Percentage of issued class

   Not advised

7) Number of shares/amount of stock disposed

   N/A

8) Percentage of issued class

   N/A

9) Class of security

   Ordinary shares of 5p each

10) Date of transaction

    Not advised

11) Date company informed

    27 January 2003

12) Total holding following this notification

    44,127,570

13) Total percentage holding of issued class following this notification

    6.0971%

14) Any additional information

15) Name of contact and telephone number for queries

    Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for
    making this notification

    Sandra Walters, Assistant Company Secretary

    Date of notification 28 January 2003

Details of Registered Holders

Bank of New York, London	225,500	0.0312%
Chase Nominees Ltd	36,104,363	4.9886%
Citibank Nominees Ltd	230,000	0.0318%
Clydesdale Bank PLC, Glasgow	1,468,274	0.2029%
Deutsche Bank AG, London	802,000	0.1108%
Northern Trust Company	1,088,456	0.1504%
Royal Trust Corp of Canada, London	654,159	0.0904%
State Street Nominees Limited	3,554,818	0.4912%
Total	44,127,570	6.0971%